                           Fleming Companies, Inc.
             Computation of Ratio of Earnings to Fixed Charges
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                                                       40 Weeks Ended
                                                    Oct. 3,       Oct. 4,
  (In thousands of dollars)                          1998          1997
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
  Earnings:
   Pretax income                                    $ 54,252      $ 56,201
   Fixed charges, net                                154,353       153,981

       Total earnings                               $208,605      $210,182

  Fixed charges:
   Interest expense                                 $124,411      $124,129
   Portion of rental charges
      deemed to be interest                           29,614        29,570
   Capitalized interest                                    -             -

       Total fixed charges                          $154,025      $153,699

  Ratio of earnings
    to fixed charges                                    1.35          1.37
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

  "Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

  "Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

  The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.